UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

CollaGenex Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

19419B100

(CUSIP Number)

John Frank

Principal and General Counsel

333 South Grand Avenue, 28th Floor

Los Angeles, California  90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19419B100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,167,875 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,167,875 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,875 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.08%

14.	Type of Reporting Person (See Instructions) IA, OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Principal Opportunities Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,167,875 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 2,167,875 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,167,875 (2,082,353 of which are issuable upon the conversion of 177,000 shares of Series D-1 Cumulative Preferred Stock)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.08%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

This Amendment No. 6 (this “Amendment”) amends and supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of Oaktree Capital Management, LLC (“Oaktree”) and OCM Principal Opportunities Fund, L.P. (the “Principal Opportunities Fund”), filed with the Securities and Exchange Commission on May 21, 1999.  This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), and the Series D-1 Cumulative Preferred Stock, par value $0.01 per share (the “Series D-1 Preferred Stock”) of CollaGenex Pharmaceuticals, Inc., a Delaware corporation, (the “Issuer”).  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

The Executive Officers & Members of Oaktree listed in Item 2 are hereby amended as follows:
Item 2.	Identity and Background
Executive Officers & Members

Howard S. Marks	Chairman and Principal
Bruce A. Karsh	President and Principal
Sheldon M. Stone	Principal
David Richard Masson	Principal
Larry W. Keele	Principal
Stephen A. Kaplan	Principal
David Kirchheimer	Principal and Chief Financial and Administrative Officer
John Frank	Principal and General Counsel
Kevin Clayton	Principal

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.	Source and Amount of Funds or Other Consideration

The Principal Opportunities Fund, the Issuer and certain other persons entered into a certain Stock Purchase Agreement dated March 19, 1999 (the “Purchase Agreement”), pursuant to which the Principal Opportunities Fund agreed to purchase from the Issuer and the Issuer agreed to sell to the Principal Opportunities Fund 177,000 shares of the Series D Cumulative Convertible Preferred Stock of the Issuer, $0.01 par value per share (the “Series D Preferred Stock”), subject to the terms and conditions set forth in the Purchase Agreement. The Principal Opportunities Fund used $17,700,000 of funds obtained from its working capital for the acquisition of such shares of Series D Preferred Stock.  The Series D Preferred Stock had a conversion price of $11.00 per share, which was subsequently reduced to $9.89 per share.

On December 15, 2005 each of the holders of the outstanding shares of the Series D Preferred Stock (including the Principal Opportunities Fund) and the Issuer entered into a restructuring and exchange agreement, (the “Restructuring and Exchange Agreement”) pursuant to which, among other things, the parties agreed to effect an exchange (the “Exchange”), whereby the Issuer shall exchange all 200,000 outstanding shares of the Issuer’s Series D Preferred Stock for 200,000 shares of the Issuer’s Series D-1 Preferred Stock, which has substantially the same terms as the Series D Preferred Stock, except that the conversion price is $8.50 per share.

As a result of the Exchange, the Principal Opportunities Fund now holds 177,000 shares of the Series D-1 Preferred Stock which may be converted, at the option of the Principal Opportunities Fund, at any time and from time to time, in whole or in part, into 2,082,353, fully paid and nonassessable shares of Common Stock. The number of shares of Common Stock that would been issuable upon conversion of the Series D Preferred Stock was 1,789,072.

Pursuant to the Certificate of Designation, Preference and Rights of the Series D-1 Preferred Stock (the “D-1 Certificate of Designation”), the holders of Series D-1 Preferred Stock are entitled to receive when, as and if declared by the Board of Directors of the Issuer, dividends on each share of Series D-1 Preferred Stock. The Principal Opportunities Fund has not received any dividend payments pursuant to the D-1 Certificate of Designation, but has, in the past, received seven dividend payments of Common Stock pursuant to the Certificate of Designation, Preference and Rights of the Series D Preferred Stock totaling 638,733 shares, and has sold an aggregate of 575,800 of these shares, all of which sales have been previously reported on this Schedule 13D.

Item 4 is hereby amended and restated in its entirety as follows:
Item 4.	Purpose of Transaction
The Principal Opportunities Fund currently holds shares of the Issuer’s Series D-1 Preferred Stock and Common Stock for investment purposes subject to the next paragraph.

Oaktree, as the general partner of the Principal Opportunities Fund, continuously evaluates the Issuer’s businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer’s Series D-1 Preferred Stock and Common Stock will be acquired by the Principal Opportunities Fund, or by other accounts and funds of which Oaktree is the general partner and/or investment manager or whether the Principal Opportunities Fund or any such other accounts or funds will dispose of shares of the Issuer’s Series D-1 Preferred Stock and Common Stock.  At any time, additional shares of the Series D-1 Preferred Stock and Common Stock may be acquired or some or all of the shares of the Issuer’s Series D-1 Preferred Stock and Common Stock beneficially owned by Oaktree and the Principal Opportunities Fund may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

Pursuant to the Restructuring and Exchange Agreement, the holders of the Series D Preferred Stock have agreed to, among other things (i) permanently waive their right to approve the Company’s research and development expenditures in excess of $7.0 million annually in exchange for a reduction in the conversion price of the Series D Preferred Stock from $9.89 per share to $8.50 per share for the Series D-1 Preferred Stock and (ii) a reduction in the number of consecutive trading days during which the closing price of the Company’s common stock must exceed two times the conversion price of the Series D-1 Preferred Stock before the Company can require mandatory conversion of the Series D-1 Preferred Stock into common stock from 40 trading days to 30 trading days.

Except as otherwise disclosed herein, Oaktree currently has no agreements, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of its ongoing evaluation of this investment and investment alternatives, Oaktree may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5 is hereby amended and restated as follows:
Item 5.	Interest in Securities of the Issuer

(a) The Principal Opportunities Fund owns and has sole power to vote and dispose of 177,000 shares of Series D-1 Preferred Stock, which shares are convertible into 2,082,353 shares of the Issuer’s Common Stock (approximately 12.57%(1) of the outstanding shares of Common Stock).  The Principal Opportunities Fund owns and has the sole power to vote and dispose of 62,933 shares of Common Stock (approximately 0.38%(1) of the outstanding shares of Common Stock).  In addition, the Principal Opportunities Fund has the sole power to vote and dispose of 22,589 shares of the Issuer’s Common Stock (approximately 0.14%(1) of the outstanding shares of Common Stock) upon the exercise of certain stock options granted to Stephen A. Kaplan, a former non-employee director of the Issuer.  Mr. Kaplan is currently and was, at the time of the issuance of the stock options, a Principal of Oaktree and the co-portfolio manager of the Principal Opportunities Fund.  Pursuant to the policies of Oaktree, Mr. Kaplan could not retain any stock options granted to him by the Issuer while serving as a director of the Issuer.  Mr. Kaplan assigned all beneficial and voting interests of the stock options and the underlying common shares to the Principal Opportunities Fund.  If the Principal Opportunities Fund converted all of its shares of Series D-1 Preferred Stock into shares of Common Stock and exercised the stock options referenced above, then the Principal Opportunities Fund would own and have the sole power to vote and dispose of 2,167,875 shares of Common Stock (approximately 13.08% of the outstanding shares of Common Stock).

Oaktree, in its capacity as the general partner of the Principal Opportunities Fund, may be deemed to beneficially own the 177,000 shares of Series D-1 Preferred Stock owned by the Principal

(1) For the purpose of reporting percentages herein, as of December 15, 2005, there are 16,570,900 shares of the Issuer’s Common Stock outstanding, represented by (i) 14,488,547 shares reported outstanding by the Issuer in its most recent 10-Q filed October 31, 2005 and (ii) 2,082,353 shares of Common Stock issuable to the Principal Opportunities Fund upon conversion of the Series D-1 Preferred Stock.

Opportunities Fund, the 62,933 shares of Common Stock owned by the Principal Opportunities Fund, and the 22,589 shares of the Common Stock upon exercise of the stock options referenced above.  Oaktree and each of the individuals listed in Item 2 disclaim ownership of the shares of the Issuer’s Series D-1 Preferred Stock and Common Stock (including any option shares) held by the Principal Opportunities Fund and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Schedule 13D.

Stephen A. Kaplan, a principal of Oaktree and a portfolio manager of the Principal Opportunities Fund, individually owns and has the sole power to vote and dispose of approximately Three Thousand (3,000) shares of Common Stock of the Issuer. Mr. Kaplan acquired these securities in transactions prior to and unrelated to the Purchase Agreement. The securities owned by Mr. Kaplan in his capacity as an individual are not covered by this Schedule 13D

(b) Oaktree has discretionary authority and control over all of the assets of the Principal Opportunities Fund pursuant to its status as general partner, including power to vote and dispose of the Issuer’s Series D Preferred Stock or the Issuer’s Common Stock. Therefore, as of the date hereof, Oaktree has the power to vote and dispose of 177,000 shares of the Series D Preferred Stock and 62,933 shares of Common Stock. Alternatively, upon the conversion of the shares of Series D-1 Preferred Stock into shares of Common Stock, and the exercise of the options granted to Mr. Kaplan convertible into 22,589 shares of Common Stock, Oaktree will have the power to vote and dispose of 2,167,875 shares of Common Stock.

(c) In connection with the Exchange under the Restructuring and Exchange Agreement (attached hereto as Exhibit 2) and pursuant to the Certificate of Incorporation and the D-1 Certificate of Designation (attached hereto as Exhibit 3), the Issuer issued 200,000 shares and fixed the designations and preferences of the Series D-1 Preferred Stock.

(d) Except as disclosed in this Schedule 13D, to the knowledge of Oaktree and the Principal Opportunities Fund, none of the persons named in Item 2 beneficially owns any shares of the Issuer’s Common Stock, nor have any transactions in Issuer’s Common Stock been effected by any of the persons named in Item 2 during the past 60 days. In addition, no other person is known by Oaktree and Principal Opportunities Fund to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable
Item 6 is hereby supplemented to add the following:
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 15, 2005, the Principal Opportunities Fund and other holders of the Series D Preferred Stock entered into the Restructuring and Exchange Agreement with the Issuer, the form of which is attached hereto as Exhibit 2 to this Amendment 6.

Item 7 is hereby supplemented to add the following:

Item 7.	Material to Be Filed as Exhibits

Exhibit 2	The Restructuring and Exchange Agreement, dated as of December 15, 2005 between each of the holders of the outstanding shares of the Series D Preferred Stock and the Issuer.

Exhibit 3	CollaGenex Pharmaceuticals, Inc. Certificate of Designation, Preferences and Rights of the Series D-1 Cumulative Convertible Preferred Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of December 20, 2005.

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ John Frank
John Frank
Principal and General Counsel

By:	/s/ Alan Adler
Alan Adler
Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC, its general partner

By:	/s/ John Frank
John Frank
Principal and General Counsel

By:	/s/ Alan Adler
Alan Adler
Vice President, Legal

Exhibit 1

JOINT FILING AGREEMENT

Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements.  Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of December 20, 2005

OAKTREE CAPITAL MANAGEMENT, LLC

By:	/s/ John Frank
John Frank
Principal and General Counsel

By:	/s/ Alan Adler
Alan Adler
Vice President, Legal

OCM PRINCIPAL OPPORTUNITIES FUND, L.P.
By:	Oaktree Capital Management, LLC,
its general partner

By:	/s/ John Frank
John Frank
Principal and General Counsel

By:	/s/ Alan Adler
Alan Adler
Vice President, Legal